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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)(1)

                                   FOCAL, INC.
                                   -----------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    343909107
                                 (CUSIP Number)


                                MICHAEL S. WYZGA
                               GENZYME CORPORATION
                               ONE KENDALL SQUARE
                               CAMBRIDGE, MA 02139
                                 (617) 252-7500
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 JANUARY 3, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

------------------

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP NO.    343909107                                     PAGE 2 OF 7 PAGES
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            GENZYME CORPORATION

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            06-1047163
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP         (a) / /
                                                                       (b) / /
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    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            MASSACHUSETTS
--------------------------------------------------------------------------------
       NUMBER OF SHARES             7     SOLE VOTING POWER
      BENEFICIALLY OWNED
       BY EACH REPORTING                  3,851,806
          PERSON WITH            -----------------------------------------------
                                    8     SHARED VOTING POWER

                                          0
                                 -----------------------------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          3,851,806
                                 -----------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,851,806
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

            22.2%
--------------------------------------------------------------------------------
    14      TYPE OR REPORT PERSON*

            CO
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS
--------------------------------------------------------------------------------

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CUSIP NO.    343909107                                     PAGE 3 OF 7 PAGES
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         This Amendment No. 2 amends and restates the Statement on Schedule 13D
(the "Statement") filed by Genzyme Corporation ("Genzyme") with the United States Securities and Exchange Commission (the "Commission") on November 8, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Genzyme with the Commission on April 14, 2000. The Statement is hereby amended and restated in its entirety to read as follows:

ITEM 1.       SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $0.01 par value ("Common Stock") of Focal, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4 Maguire Road, Lexington, Massachusetts 02173.

ITEM 2.       IDENTITY AND BACKGROUND.

         The person filing this Statement is Genzyme Corporation ("Genzyme"), a Massachusetts corporation. Genzyme is a publicly-held, diversified human health care products company with its principal place of business and principal office located at One Kendall Square, Cambridge, Massachusetts 02139.

         Set forth in Exhibit 1 to this Statement incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme: (1) name; (2) business address; (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (4) citizenship.

         During the last five years, neither Genzyme nor any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 8, 1999, Genzyme purchased 810,372 shares (the "Initial Shares") of Common Stock for an aggregate purchase price of $5,000,000. On April 14, 2000, Genzyme purchased 614,250 shares (the "First Option Shares") of Common Stock for an aggregate purchase price of $4,999,995. On January 3, 2001, Genzyme purchased 2,427,184 shares (the "Second Option Shares", and together with the Initial Shares and the First Option Shares, the "Shares") of Common Stock for an aggregate purchase price of $4,999,999. The funds used in making the purchases came from Genzyme's working capital.

ITEM 4.       PURPOSE OF TRANSACTION.

         Under the terms of the Stock Purchase Agreement dated as of October 21, 1999, between Genzyme and the Issuer (the "Stock Purchase Agreement"), a copy of which is Exhibit 2 to this Statement, Genzyme purchased the Initial Shares and granted to the Issuer three separate options to require Genzyme to purchase, in each case, up to $5,000,000 of additional shares of Common Stock. The Issuer has exercised the first two options. The third option is exercisable in the sole discretion of the Issuer and is subject to the fulfillment of the applicable closing conditions set forth in the Stock Purchase Agreement. All references to the Stock Purchase Agreement are qualified in their entirety by the full text of such Stock Purchase Agreement which is incorporated by reference herein.

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CUSIP NO.    343909107                                     PAGE 4 OF 7 PAGES
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         The Issuer may exercise the third option by written notice delivered to
Genzyme during the period from May 30, 2001 to June 18, 2001. The per share exercise price for the third option will equal the average of the closing prices of the Common Stock during the 20-trading day period immediately preceding the delivery date of the exercise notice. The 20-trading day period for determining the exercise price for the third option may also be delayed under certain circumstances set forth in the Stock Purchase Agreement. The third option automatically terminates upon the occurrence of certain events described in the Stock Purchase Agreement involving a reclassification or recapitalization of the Common Stock, or a consolidation, merger or sale of the Issuer or the termination of the Distribution and Marketing Collaboration Agreement dated October 21, 1999 between the Issuer and Genzyme (the "Distribution Agreement") as a consequence of certain events specified in the Distribution Agreement.

         Under the terms of the Stock Purchase Agreement, the Issuer has granted to Genzyme the right, subject to certain conditions, to participate in future issuances of Common Stock or securities convertible into Common Stock (other than certain exempted issuances) in proportion to Genzyme's ownership of Common Stock at the time of the proposed issuance.

         Genzyme has agreed pursuant to of the Stock Purchase Agreement that it will not without the consent of the Issuer, either acting alone or as a member of a "group" (1) acquire beneficial ownership of Common Stock, securities convertible into Common Stock or other voting securities of the Issuer ("Voting Stock") (other than pursuant to the exercise by the Issuer of the options or the exercise by Genzyme of its participation rights) or (2) make a tender offer or exchange offer for Voting Stock or engage in any solicitation of proxies for the approval of any transaction, if, after the tender or exchange offer or other transaction, Genzyme would beneficially own 20% or more of the combined voting power of the Voting Stock or (3) take any action which could reasonably be expected to force the Issuer to make a public announcement regarding any of the matters described in clauses (1) or (2). These "standstill" restrictions will terminate on the earlier of (1) October 21, 2004 or (2) the date which is one year after the termination of the Distribution Agreement. In addition, these "standstill" restrictions may be suspended under certain circumstances described in the Stock Purchase Agreement.

         Pursuant to the Stock Purchase Agreement, if the Issuer receives an offer from a third party to engage in a transaction which could result in a change of control of the Issuer, the Issuer has agreed to notify Genzyme within one trading day and offer to Genzyme an opportunity to negotiate a change of control transaction with the Issuer on terms no less favorable to the Issuer than the terms offered by the third party.

         The Issuer has also undertaken pursuant to the Stock Purchase Agreement to amend its Rights Agreement dated as of December 17, 1997 between the Issuer and Norwest Bank Minnesota, N.A. so as to provide that the entering into of the Stock Purchase Agreement, the purchase of the Initial Shares, and subsequent purchases of Common Stock or Voting Stock by Genzyme pursuant to option exercises, participation rights, or otherwise as permitted subject to the "standstill" restrictions will not trigger the operation of the Rights Agreement or cause the rights granted thereunder to become exercisable.

         Genzyme expects to evaluate on a continuing basis its goals and objectives, other business opportunities available to it, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, from time to time in the future, subject to the restrictions in the Stock Purchase Agreement, Genzyme may acquire, or propose to acquire, additional shares of Common Stock, and Genzyme may dispose of some or all of the shares of Common Stock it has acquired, in the open market, in privately negotiated transactions or in accordance with any exercise of the Third Option.
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CUSIP NO.    343909107                                     PAGE 5 OF 7 PAGES
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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Genzyme beneficially owns 3,851,806 shares of Common Stock, representing 22.2% of the outstanding shares of Common Stock of the Issuer based on (i) 14,903,597 shares outstanding as of October 30, 2000 and (ii) 2,427,184 shares issued to Genzyme on January 3, 2001.

         (b)     Genzyme has sole voting and investment power over the Shares.

         (c)     Other than pursuant to the transactions described in Item 3 and
Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3 and 4 are incorporated herein by reference. In addition, concurrently with entering into the Stock Purchase Agreement, Genzyme and the Issuer entered into a Registration Rights Agreement, dated as of October 21, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement is Exhibit 3 to this Statement and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Directors and Executive Officers of Genzyme. (Filed herewith)

         Exhibit 2: Stock Purchase Agreement dated as of October 21, 1999. (Filed as the same numbered exhibit with the initial filing of this Statement.)

         Exhibit 3: Registration Rights Agreement dated as of October 21, 1999. (Filed as the same numbered exhibit with the initial filing of this Statement.)

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CUSIP NO.    343909107                                     PAGE 6 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 3, 2001              GENZYME CORPORATION





                                    By:      /s/ Michael S. Wyzga
                                       -----------------------------------------
                                          Senior Vice President, Finance;
                                          Chief Financial Officer; and
                                          Chief Accounting Officer
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                                                           PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX



Exhibit 1:        Directors and Executive Officers of Genzyme. (Filed herewith)

Exhibit 2: Stock Purchase Agreement dated as of October 21, 1999. Filed as Exhibit 2 to Statement on Schedule 13D filed on November 8, 1999 (File No. 000-23247).

Exhibit 3:        Registration Rights Agreement dated as of October 21, 1999.
                  Filed as Exhibit 3 to Statement on Schedule 13D filed on November 8, 1999 (File No. 000-23247).
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                                                                       EXHIBIT I
DIRECTORS OF GENZYME

         Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Genzyme. Unless otherwise indicated, each director is a citizen of the United States.

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts  02139

Constantine E. Anagnostopoulos
Managing General Partner
Gateway Associates (venture capital limited partnership)
800 Maryland Avenue, Suite 1190
St. Louis, MO  63105

Douglas A. Berthiaume
President and Chief Executive Officer
Waters Corporation (high technology manufacturer of products used for analysis and purification) 34 Maple Street
Milford, Massachusetts  01757

Henry E. Blair
President
Dyax Corp. (bioseparation, pharmaceutical discovery and development company) One Kendall Square, Building 600, 5th Floor
Cambridge, Massachusetts  02139

Robert J. Carpenter
Chairman
GelTex Pharmaceuticals, Inc. (biotechnology company)
153 Second Avenue
Waltham, Massachusetts  02451

Charles L. Cooney
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology
25 Ames Street
Building 66-Room 472
Cambridge, Massachusetts  02139

Dr. Victor J. Dzau
Chairman, Department of Medicine
Physician in Chief and Director of Research
Brigham and Women's Hospital
75 Francis Street
Boston, Massachusetts 02115
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                                                                       EXHIBIT I

EXECUTIVE OFFICERS OF GENZYME

         Set forth below is the name and present principal occupation of each of the executive officers of Genzyme. Unless otherwise indicated, each executive officer is a citizen of the United States and has as his principal business address One Kendall Square, Cambridge, Massachusetts 02139.

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer

Earl M. Collier, Jr.
Executive Vice President, Health Systems and Surgical Products

Zoltan Csimma
Senior Vice President, Human Resources

Michael S. Wyzga
Senior Vice President, Chief Financial Officer and Chief Accounting Officer

Richard A. Moscicki
Senior Vice President, Clinical, Medical and Regulatory Affairs; Chief Medical Officer

Alan E. Smith
Senior Vice President, Research; Chief Scientific Officer
Citizenship: United Kingdom

G. Jan van Heek
Executive Vice President, Therapeutics Division and Tissue Repair
Citizenship: The Netherlands

Peter Wirth
Executive Vice President, Legal, Corporate Development, Molecular Oncology and Emerging Technologies; Chief Legal Officer